Exhibit 20.1


                   ERNST & YOUNG LETTERHEAD


Report of Independent Auditors


The Partners of
Rockefeller Center Properties and RCP Associates


We have audited the accompanying combined balance sheets of Rockefeller
Center Properties and RCP Associates (Debtors-in-Possession) (collectively, the Partnerships) as of December 31, 1995 and 1994, and the related combined statements of operations and partners' capital deficiency and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant esti-mates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Rockefeller Center Properties and RCP Associates at December 31, 1995 and 1994, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying combined financial statements have been prepared on a going concern basis and accordingly, reflect the Partnerships' combined historical cost basis in the assets and liabilities presented therein. As more fully described in Note 1 to the combined financial statements, on May 11, 1995 the Partnerships filed petitions for reorganization under Chapter 11 of the Bankruptcy Code. In early February, 1996, the Partnerships and Rockefeller Group, Inc. ("RGI" -- currently the ultimate owner of the Partnerships) filed a Second Amended Joint Plan of Reorganization (the "Plan") before the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Among other things, the Plan calls for an orderly transfer of the Property (which constitutes substantially all of the combined assets of the Partnerships) to RCPI in exchange for the release of the Partnerships from any continuing obligation under the Loan to RCPI. The transfer of the Property to RCPI is subject to approval by the Bankruptcy Court. The transfer of the Property, and the release of the Partnerships from any continuing obligation under the Loan, combined with any cancellation of the Partnerships' indebtedness to RGI and its affiliates, if consummated, will result in substantial non-cash gains to the Partnerships. Further, upon consummation of these transactions, the Partnerships will either cease their business activities or control of the Partnerships will vest with parties other than RGI. These conditions raise substantial doubt as to the ability of the Partnerships to continue as going concerns. The accompanying financial statements do not reflect the adjustments which would be required to reflect the transfer of the Property to RCPI, the release or cancellation of indebtedness, the wind-down of the affairs of the Partnerships, or any change in control which may occur with respect to the Partnerships. In the event that the transfer of the Property is not approved and, the Property is foreclosed upon, other adjustments would be required. All such adjustments could be material.


/s/ Ernst & Young LLP
New York, New York
February 7, 1996








                             ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                                          DEBTORS-IN-POSSESSION

                                          COMBINED BALANCE SHEET
                                           At December 31, 1995
                                              (In thousands)

ASSETS                                                       1995            1994
------                                                       ----            ----
Current assets:
    Cash and cash equivalents                             $    26,171    $         3
    Cash held in escrow for lease obligations                   3,299           --
    Accounts receivable, less allowance for
       doubtful accounts of $2,607 and $2,833                   9,307          4,027
    Due from RGI affiliates                                     2,205          1,286
    Real estate tax refund receivable                           9,735           --
    Other current assets                                        1,132            856
                                                          -----------    -----------
                                                               51,849          6,172
Fixed assets, at cost:
    Land                                                      402,419        402,419
    Buildings                                                 510,716        499,226
    Furniture, fixtures and equipment                          26,813         26,422
                                                          -----------    -----------
                                                              939,948        928,067
       Less accumulated depreciation                         (229,021)      (214,035)
                                                          -----------    -----------
                                                              710,927        714,032
Deferred renting expenses, less accumulated
 amortization of $30,978 and $20,659                          148,879         93,735
Lease incentives                                               72,500         31,327
Deferred financing expenses, less accumulated
 amortization of $1,285 in 1994                                  --           30,094
Other assets                                                    2,892          2,960
                                                          -----------    -----------
          Total assets                                    $   987,047    $   878,320
                                                          ===========    ===========

LIABILITIES AND PARTNERS' CAPITAL
 DEFICIENCY

Current liabilities not subject to compromise:
   Accounts payable and accrued expenses                  $    11,822    $    26,848
   Due to RGI affiliates                                        2,238        273,778
Mortgage payable, net of unamortized
   issue discount of $36,101 in 1994                             --        1,263,899
Loans payable to RGI                                             --          160,715
Non-current mortgage interest payable                            --           36,321
Liabilities subject to compromise                           1,841,114           --
Partners' capital deficiency                                 (868,127)      (883,241)
                                                          -----------    -----------

     Total liabilities and partners' capital deficiency   $   987,047    $   878,320
                                                          ===========    ===========


                                         See accompanying notes.

                                        1







                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION

                      COMBINED STATEMENTS OF OPERATIONS AND
                          PARTNERS' CAPITAL DEFICIENCY
                  Years ended December 31, 1995, 1994, and 1993
                                 (In thousands)

                                                       1995        1994         1993
                                                       ----        ----         ----
Rental revenue:
  Fixed and percentage rents                        $ 178,208    $ 159,757    $ 152,187
  Operating and real estate tax escalations            17,865       42,201       55,643
                                                    ---------    ---------    ---------

          Total rental revenue                        196,073      201,958      207,830
Sales of services                                      17,772       18,893       18,767
                                                    ---------    ---------    ---------
          Gross revenues                              213,845      220,851      226,597
                                                    ---------    ---------    ---------
Real estate taxes                                      33,867       40,884       44,336
Real estate tax refund                                 (7,535)
Maintenance and engineering                            31,708       32,062       33,657
Other operating expenses                               26,260       26,025       26,026
Utilities                                              16,931       16,386       16,553
Cost of service sales                                  12,033       13,060       13,919
Depreciation and amortization                          28,391       25,761       21,821
General and administrative expenses                     4,886        4,322        5,871
Management fees                                         3,911        2,636        2,579
Ground rent                                               766          754          694
                                                    ---------    ---------    ---------
          Cost of revenues                            151,218      161,890      165,456
                                                    ---------    ---------    ---------
Yarnings before interest and reorganization items      62,627       58,961       61,141

Interest expense, net                                  45,038      117,328      114,599
                                                    ---------    ---------    ---------
Earnings (loss) before reorganization items            17,589      (58,367)     (53,458)
Reorganization items:
  Professional fees and expenses                        2,288         --           --
  Debtors-in-possession financing fees                    826         --           --
  Interest income                                        (639)        --           --
                                                    ---------    ---------    ---------
          Total reorganization items                    2,475         --           --
                                                    ---------    ---------    ---------
          Net income (loss)                         $  15,114    ($ 58,367)   ($ 53,458)

Partners' capital deficiency, beginning of period    (883,241)    (824,874)    (771,416)
                                                    ---------    ---------    ---------

Partners' capital deficiency, end of period         ($868,127)   ($883,241)   ($824,874)
                                                    =========    =========    =========



                             See accompanying notes.

                                        2










                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION

                        COMBINED STATEMENT OF CASH FLOWS
                  Years ended December 31, 1995, 1994, and 1993
                                 (In thousands)

                                                       1995         1994          1993
                                                       ----         ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Earnings (loss) before reorganization items       $  17,589    ($ 58,367)   ($ 53,458)
  Adjustments to reconcile net income to
   net cash used in operating activities:
     Depreciation and amortization                     28,391       25,761       21,821
     Accrued interest expense                          21,475        6,016        6,893
     Real estate tax refund payable to tenants         13,237         --           --
     Amortization of original issue discount and
       deferred financing expenses                      3,247        5,827        4,176
     Real estate tax refund receivable                 (9,735)        --           --
     Increase in lease incentives, net                (41,173)     (17,378)      (6,826)
     Changes in certain assets and liabilities         (2,608)      (3,531)       9,671
                                                    ---------    ---------    ---------
         NET CASH PROVIDED BY (USED IN) OPERATING
            ACTIVITIES BEFORE REORGANIZATION ITEMS     30,423      (41,672)     (17,723)

  OPERATING CASH FLOWS FROM REORGANIZATION ITEMS
     Professional fees and expenses paid               (1,678)        --           --
     Debtors-in-possession financing fees                (733)        --           --
     Interest income                                      639         --           --
                                                    ---------    ---------    ---------
         NET CASH USED IN REORGANIZATION ITEMS         (1,772)        --           --
                                                    ---------    ---------    ---------
         NET CASH PROVIDED BY (USED IN) OPERATING
            ACTIVITIES                                 28,651      (41,672)     (17,723)
                                                    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Deferred renting expenses paid                      (47,491)     (48,737)     (16,358)
  Capital expenditures                                (10,971)     (14,423)     (27,317)
  Increase in cash held in escrow for tenant
    lease obligations                                  (3,299)        --           --
                                                    ---------    ---------    ---------
        NET CASH USED IN INVESTING ACTIVITIES         (61,761)     (63,160)     (43,675)
                                                    ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash received from RGI affiliates                    59,278      135,601       45,938
  Loans from RGI                                         --          3,747       15,457
  Deferred financing expenses paid                       --        (34,517)        --
                                                    ---------    ---------    ---------
        NET CASH PROVIDED BY FINANCING ACTIVITIES      59,278      104,831       61,395
                                                    ---------    ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                          26,168           (1)          (3)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD              3            4            7
                                                    ---------    ---------    ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD            $  26,171    $       3    $       4
                                                    =========    =========    =========

Supplemental disclosure of cash flow information:
   Cash paid during the year for interest           $  20,339    $ 105,495    $ 103,545
                                                    =========    =========    =========

                             See accompanying notes.

                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


1.  PROCEEDINGS UNDER CHAPTER 11, PLAN OF REORGANIZATION

The accompanying financial statements include the combined accounts of two partnerships, Rockefeller Center Properties ("RCP") and its affiliate, RCP Associates, (collectively, the "Partnerships"), in which Rockefeller Group, Inc. ("RGI") and one of its subsidiaries, Radio City Music Hall Productions, Inc. ("RCMHPI"), are the sole partners (the "Partners"). The Partnerships together own the real property interests constituting most of the land and buildings in the landmarked portion of Rockefeller Center (the "Property"). Transactions between the Partnerships have been eliminated in the accompanying combined financial statements.

On May 11, 1995 (the "Petition Date"), the Partnerships filed voluntary petitions for reorganization under Chapter 11 (the "Chapter 11 Cases"), title 11 of the United States Code, as amended (the "Bankruptcy Code") in the United States Bankruptcy Court of the Southern District of New York (the "Bankruptcy Court"). The Chapter 11 Cases have been assigned case numbers 95 B 42089 and 95 B 42088 (PBA) respectively. The separate Chapter 11 Cases of the Partnerships have been consolidated for procedural purposes and are being jointly administered pursuant to an order of the Bankruptcy Court. A statutory unsecured creditors' committee has been appointed for RCP.

Subsequent to the Petition Date, the Partnerships have continued in possession of their properties and are operating and managing their businesses as debtors-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy
Code. The Partnerships have sought and obtained orders from the Bankruptcy Court intended to stabilize new business and minimize the disruption caused by the Chapter 11 proceedings, including orders: (i) authorizing the Partnerships to pay certain prepetition liabilities, wages, and other employee obligations and
(ii) approving the use of cash collateral.

On September 12, 1995, the Partnerships reported to the Bankruptcy Court that they intended to transfer the Property to the mortgage holder, Rockefeller Center Properties, Inc. ("RCPI"). On February 9, 1996, RGI and the Partnerships filed a Second Amended Joint Plan of Reorganization, as Modified, dated February 8, 1996 (the "Plan") calling for the transfer of the Property to RCPI or an entity designated by RCPI at a date that is not yet certain. Following the transfer, the Partnerships will be released from all liabilities under the mortgage payable to RCPI. It also is expected that all prepetition claims of RGI and its affiliates against the Partnerships will be waived, but that virtually all other creditors' prepetition claims against the Partnerships will be paid in full, with interest.

                                4




                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


The Plan provides for an account to be established with $20 million contributed by or on behalf of RCPI. The balance of funds required to satisfy the obligations will be paid by RGI. This account will pay for prepetition obligations which are to be satisfied and a limited number of postpetition obligations of the Partnerships. Substantially all other postpetition obligations of the Partnerships have been or will be paid from the postpetition cash flow of the Property or other sources not affiliated with the Partnerships or RGI. The Plan is subject to confirmation by the Bankruptcy Court. Confirmation of the Plan is conditioned, among other things, on approval by RCPI's shareholders of RCPI's plan of recapitalization and merger.

Liabilities subject to compromise (all or a portion of which may be disputed by the Partnerships) at December 31, 1995 consisted of the following:

Mortgage payable to RCPI (Note 4)                                 $1,290,902,000
Amounts payable to RGI and affiliates (Note 6)                       496,398,000
Real estate tax refunds payable to tenants,
  other than RGI affiliates                                           13,237,000
Other items, primarily trade payables                                 40,577,000
                                                                  --------------
                                                                  $1,841,114,000
                                                                  ==============

The mortgage payable to RCPI (the "Loan") includes interest accrued through the Petition Date and has been recorded net of direct costs including the unamortized original issue discount and the unamortized mortgage recording tax related to the Loan. Payables to RGI affiliates consist primarily of interest-free overdrafts in the cash management system, a loan payable to RGI, brokerage commissions payable to Rockefeller Center Management Corporation, and other expenses paid by RGI affiliates on behalf of the Partnerships.

Liabilities subject to compromise under reorganization proceedings include the Partnerships' present estimates of substantially all liabilities as of the Petition Date. Payment of these liabilities has been stayed while the Partnerships continue to operate their business as debtors-in-possession. Pursuant to a court order, priority prepetition claims for wages, salaries, and benefits were paid. Additional bankruptcy claims and prepetition liabilities may arise by termination of contractual obligations, Bankruptcy Court determination of allowed claims, and as certain contingent and/or potentially disputed prepetition claims are settled for amounts which may differ from those shown in the combined balance sheet. The Court set September 13, 1995 as the last day for filing proofs of claim for prepetition claims. With certain exceptions, creditors have been barred from filing prepetition claims subsequent to that date. The Partnerships have received claims with aggregate amounts substantially in excess of those recorded at the Petition Date. The Partnerships are reconciling these claims to their records

                                5







                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

and do not expect that the resolution of these matters will result in liabilities materially in excess of those recorded at the Petition Date.

The financial statements have been prepared on a going concern basis and reflect the combined historical cost basis of the Partnerships in their assets and liabilities. The transfer of the Property to RCPI is subject to the approval of the Bankruptcy Court. This transfer of the property and the related release of the Loan and cancellation of the indebtedness to RCPI and RGI and its affiliates, if consummated, will result in substantial non-cash gains to the Partnerships. Further, upon consummation of these transactions, the Partnerships will either cease their business activities or control of the Partnerships will vest with parties other than RGI. These conditions raise substantial doubt as to the ability of the Partnerships to continue as going concerns. The financial statements do not include any adjustments which would be required to reflect the transfer of the Property to RCPI, the wind-down of the affairs of the Partnerships, or any change in control which may occur with respect to the Partnerships. In the event the transfer of the Property is not approved and the Property is foreclosed upon, other adjustments would be required. These adjustments could be material.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Reporting by Entities in Reorganization Under the Bankruptcy Code -- For financial reporting purposes, the Partnerships have applied the provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). In accordance with SOP 90-7, those liabilities and obligations whose disposition is dependent upon the outcome of the Chapter 11 Cases have been segregated and classified as "Liabilities Subject to Compromise" in the combined balance sheet at December 31, 1995. In addition, as of the Petition Date, the accrual of interest expense ceased and bankruptcy related expenses were reported separately as "reorganization items" in the accompanying combined statements of operations and partners' capital deficiency. Bankruptcy related expenses include professional fees and debtor-in-possession financing fees, net of interest income earned in the postpetition period.

Cash and Cash Equivalents -- Cash and cash equivalents include cash in banks and highly liquid short-term investments that are readily convertible to cash.

Fixed assets -- Fixed assets are recorded at cost and include all major capital improvements. Ordinary maintenance, minor repairs, and items costing less than $1,000 each are expensed as incurred.

                                6





                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

Depreciation -- Buildings and improvements are depreciated using the straight-line method over their useful lives, which range from 15 to 50 years. Other capital expenditures are depreciated using the straight-line method over their estimated useful lives, which range from 3 to 15 years.

Deferred renting expenses -- Expenditures associated with obtaining new tenants and preparing the premises for occupancy are categorized as deferred renting expenses. These costs are amortized on a straight-line basis over the related lease terms.

Deferred financing expenses -- Mortgage recording taxes paid, net of a mortgage recording tax credit, have been recorded as deferred financing expenses. Until the Petition Date these costs were being amortized over the initial term of the Loan using the interest method. As of the Petition Date, the unamortized amount was set off against the Loan in liabilities subject to compromise, and amortization ceased.

Lease incentives -- Lease incentives represent primarily the value of free rental periods granted to tenants upon initiation or renewal of lease commitments. Once rental payments begin, the lease incentives are amortized over the remainder of the lease term.

Cash held in escrow for lease obligations -- Cash held in escrow represents legally segregated funds to be used for specific lease obligations of the Partnerships.

Sales of services -- In addition to the rental of real property, RCP provides maintenance and utility services to tenants.

Interest expense -- Until the Petition Date, interest expense on the Loan had been recognized based on the average yield of the mortgage notes through December 31, 2000 (the Equity Conversion Date). The average yield combines the differing coupon rates of interest (Base Interest) with the amortization (using the interest method) of the original issue discount. Interest expense accruals ceased on the Petition Date as a result of the bankruptcy proceedings.

Interest income -- Interest income represents earnings from short-term time deposits.

Income taxes -- The net income or loss of the Partnerships is included in determining the net income of their partners which have the responsibility to pay any related income taxes.

                                7






                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

3.      DEBTOR-IN-POSSESSION REVOLVING CREDIT AGREEMENT

On October 30, 1995, the Bankruptcy Court approved an $80 million Debtor-In-Possession Revolving Credit Agreement (the "Facility") which may be used to fund tenant improvements, leasing commissions, required capital expenditures, and other permitted working capital needs of the Partnerships. A total of $40 million of the Facility may be used in the form of letters of credit. The Facility is secured by a first mortgage on the Property which is senior to the existing mortgage held by RCPI. The Facility matures on the earlier of December 31, 1996 or upon the substantial consummation of a plan of reorganization. The Partnerships have the option of choosing either a prime rate or a LIBOR-based interest rate. As of December 31, 1995, no drawdowns against the Facility had been taken; however, a total of $1 million in letters of credit had been issued against the Facility.

4.      RCPI MORTGAGE LOAN

Rockefeller Center Properties, Inc., a real estate investment trust, used the net proceeds of its initial public offerings to make a $1.3 billion participating mortgage loan (the "Loan") to the Partnerships. The net proceeds of the offerings, which totaled $1,233,752,000, were loaned to the Partnerships on September 19, 1985, thus creating original issue discount of approximately $66,248,000 with respect to the Loan.

As of the Petition Date, interest payments were discontinued. The Loan, net of the unamortized original issue discount, has been reclassified within liabilities subject to compromise on the balance sheet, and interest expense accruals have ceased. If interest accruals had continued, an additional $72.1 million of Loan interest would have been recorded.

The Loan is secured by recorded fee and leasehold mortgages in the aggregate amount of $1.3 billion. A total of $1,255.2 million of the mortgages was not recorded until September 1994, at which time mortgage recording taxes totaling $34.5 million were paid at the Partnerships' expense. The Loan is further secured by a recorded Assignment of Rents pursuant to which the Partnerships have assigned to RCPI, as security for repayment of the Loan, the Partnerships' rights to collect certain rents with respect to the Property.

                                8






                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

The Loan Agreement required the Partnerships to maintain a standby, irrevocable letter of credit or to deposit with a trustee either cash or specified types of collateral with an equivalent fair market value. During June 1995, RCPI drew on the letters of credit and received full payment of $50 million. The $50 million, which was ultimately paid by RGI, has not been reflected in the accounts of the Partnerships.

The Loan provides for specified quarterly Base Interest payments during its remaining term with annualized coupon rates increasing from 7.97% in 1993 to 8.43% in 2000. The combination of the varying rates of Base Interest with the amortization of the original issue discount resulted in an effective annual interest rate approximating 8.51% over the term of the Loan.


Certain leases grant tenants the right to reduce or offset rent payable if the Partnerships breach certain obligations under the leases, including the funding of tenant improvements and other items. An amendment to the Loan agreement dated February 22, 1994 required the Partnerships to provide additional collateral security in connection with these leases. The minimum security amount, which at any time is equal to 50% of the excess of the tenants' right to offset rent over $37.5 million, is required to be placed in an escrow account. At December 31, 1995, these obligations totaled $14.8 million which did not require the Partnerships to provide additional collateral security. At December 31, 1994, tenant improvement obligations aggregated $39.3 million, which necessitated an escrow amount of $900,000.


As a result of the significant uncertainties caused by the bankruptcy proceedings, it is not practicable at this time for the Partnerships to estimate the fair value of the Loan.

5.      NBC TRANSACTION

National Broadcasting Company, Inc. ("NBC") leases approximately 1.3 million square feet of space in four Rockefeller Center buildings (the GE Building, the Studio Building, the GE West Building, and 10 Rockefeller Plaza).

Under agreements signed in 1988, the primary NBC lease, which is for premises leased in the three buildings known as 30 Rockefeller Plaza, has been extended to the year 2022. Through 1997, NBC will continue to pay rent on the basis of its prior lease. The agreements, however, provide that, prior to 1997, NBC will have the right to directly pay a portion of the operating expenses and real estate taxes on its leased space and reduce its lease payments accordingly.

                                9





                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

From 1997 to 2022, NBC will pay rent at fixed rates varying according to the types of space involved (such as office or studio) and location within the three buildings. This rent, which will increase by 15% in each of 2007 and 2017, has been determined on a "net" basis, that is, without including amounts normally payable with regard to real estate taxes and certain operating expenses. Further, NBC has options for one 10-year renewal period and one 9-year and five month renewal period, at net rents determined according to the then fair market rental value.

The transaction was structured to accommodate arrangements between New York City and NBC for certain financial assistance in connection with the project. The three affected buildings were subjected to a condominium regime, and the NBC-occupied areas were conveyed to the City's Industrial Development Agency ("IDA") for nominal consideration. These areas were then leased back to the Partnerships at nominal rents, with NBC becoming a subtenant of the Partnerships. Upon the expiration of the period of City benefits, ownership will revert to the owner of the Property. IDA ownership is a technical structure required to effectuate the transaction and will have no economic effect upon the ownership of the Property.

6.      RELATED PARTY TRANSACTIONS

RGI and affiliates occupy approximately 2% of the total rentable space within the Property. The terms of the leases with RGI provide for an annual base rent of approximately $5,257,000.

The Property includes Radio City Music Hall and the land on which it is situated. Radio City Music Hall is operated by an RGI affiliate which pays rent consisting primarily of responsibility for all costs (including real estate taxes) related to the operation of the facility.

The Property includes a six-story parking garage. The garage is leased to Rockefeller Center Management Corporation ("RCMC") for an annual base rent of approximately $2,300,000.

Rental revenue in the accompanying combined statements of operations and partners' capital deficiency included $9,100,000, $8,223,000, and $7,778,000 earned during 1995, 1994, and 1993, respectively, under the terms of these leases including their proportionate share of increases in certain costs and expenses of the Property.

                                10







                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

Under the terms of a management agreement, RCMC provides management and ad-ministrative services for the Property. During 1995, 1994, and 1993, RCMC charged the Partnerships $3,911,000, $2,636,000, and $2,579,000, respectively, in management fees under the terms of this agreement.

For all leases executed before October 1, 1995, this management agreement also allowed RCMC to receive commissions with respect to leases negotiated within the Property, including overrides when another broker is the procuring broker. During 1995, 1994, and 1993, RCMC earned $4,924,000, $22,389,000, and
$2,888,000, respectively, in leasing commissions from the Partnerships. Cushman & Wakefield, Inc., an RGI subsidiary, was paid $1,102,000, $1,673,000, and $571,000 in leasing commissions by the Partnerships during 1995, 1994, and 1993, respectively.

Under the terms of a franchise agreement with RCMC (as agent for the Partnerships), Rockefeller Group Telecommunications Services, Inc., a subsidiary of RGI, is permitted to provide shared telecommunication services to tenants within the Property. No fees are paid to the Partnerships for the right to provide these services. The Partnerships have committed to pay for certain of the capital additions associated with telecommunication services up to an aggregate of $13,000,000. During 1995, 1994, and 1993, the cost of capital additions borne by the Partnerships approximated $947,000, $1,153,000, and $658,000, respectively. Total expenditures through December 31, 1995 approximated $10,535,000.


As a result of the bankruptcy proceedings, any or all of these related party agreements described above may be subject to renegotiation or cancellation.

Prior to the Petition Date the Partnerships participated in a cash management system under which their funds, together with the funds of other related companies, were managed by a subsidiary of RGI. At December 31, 1994, and 1993, the balances due to RGI affiliates include, $269,475,000, and $125,388,000, respectively, representing interest-free overdrafts in the cash management system. This system was suspended as of April 18, 1995; however, residual balances due to RGI at December 31, 1995 aggregated $313,695,000.

Salaried employees of the Partnerships participate in the defined benefit pension plan maintained by RGI. Accordingly, the Partnerships were charged their proportionate share of RGI's pension cost which aggregated $667,000, $574,000 and $489,000 in 1995, 1994, and 1993, respectively. The hourly employees of the Partnerships are covered by defined contribution plans. The contribution to the multi-employer sponsored plans in 1995, 1994, and 1993 aggregated $1,416,000, $1,332,000, and $1,370,000, respectively.

                                11





                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

The Partnerships provide certain health care and life insurance benefits for current and retired salaried employees through plans maintained by RGI. Accordingly, the Partnerships were charged their proportionate share of RGI's health care and life insurance costs which aggregated $1,219,000, $1,150,000, and $1,725,000 in 1995, 1994, and 1993, respectively.

The Loan with RCPI (see Note 4) provides that, if the cumulative cost of capital improvements made by the Partnerships is in excess of specified amounts contained in the agreement for any calendar year, the excess amount is deemed a renewable one-year loan from RGI to the Partnerships for the next calendar year. The cumulative amount of excess capital improvements totaled $126,681,000, $126,681,000, and $122,934,000 at December 31, 1995, 1994, and
1993, respectively. As of the December 31, 1995, the loans payable to RGI have been classified as liabilities subject to compromise on the balance sheet, and the accrual of interest ceased as of the Petition Date. If interest accruals had continued, $7.3 million of additional interest would have been recorded.

These excess capital improvement loans had accrued interest at 80% of the prime rate, compounded quarterly. Loans for the cumulative excess capital improvements existing at the end of the preceding year did not begin to earn interest until the beginning of the following year. Unpaid interest was added to the principal balance and also earned interest at 80% of the prime rate, compounded quarterly. The cumulative amount of unpaid interest totaled $37,980,000, $34,034,000, and $26,720,000 at December 31, 1995, 1994, and 1993,
respectively.

As of December 31, 1995, the following related party payables and accrued expenses were classified as liabilities subject to compromise:

Cash management system                                              $313,695,000
Loan payable to RGI, including
  accrued interest                                                   164,661,000
Commissions payable                                                   11,436,000
Other                                                                  6,606,000
                                                                    ------------
                                                                    $496,398,000
                                                                    ============

If the Plan (Note 1) is approved, it is expected that RGI's claim to these amounts would be waived.

                                12





                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

7.     COMMITMENTS AND CONTINGENCIES


As of December 31, 1995, the Partnerships had a total of $36.6 million of outstanding commitments to tenants for improvements to leased premises. Of this amount, a total of $19.7 million had been accrued as a prepetition liability and was classified on the balance sheet within liabilities subject to compromise. It is expected that the remaining improvements ($16.9 million) will be completed during 1996. Additional commitments are expected to arise as new leases are signed.


As required by the Loan Agreement, the Partnerships are committed to make certain capital improvements totaling $197.6 million prior to December 31, 2000. Qualifying capital expenditures through December 31, 1995 approximated $223.2 million, of which $170.4 million satisfy the $197.6 million requirement.



8.     TENANT LEASING ARRANGEMENTS

The Partnerships lease to tenants office, retail, and storage space in the Property through non-cancelable operating leases expiring principally over the next 28 years. The leases require fixed minimum monthly payments over their terms and generally provide for adjustments to rent for the tenants' proportionate share of changes in certain costs and expenses of the Property. Certain leases also provide for additional rent which is based upon a percentage of sales of the lessee.

The following is a schedule of minimum future rentals on non-cancelable operating leases as of December 31, 1995:


Year ending December 31,
------------------------
1996                                $  167,374,000
1997                                   165,585,000
1998                                   174,484,000
1999                                   168,975,000
2000                                   160,251,000
Later years                          1,722,891,000
                                    --------------
 Total minimum future rentals       $2,559,560,000
                                    ==============

As a result of lease incentives, the actual lease payments may vary significantly from the amounts presented above.

                                        13





                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
                              DEBTORS-IN-POSSESSION
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

9.     CASH FLOWS FROM CHANGES IN CERTAIN ASSETS AND LIABILITIES

The cash flows from changes in certain assets and liabilities of the Company as of December 31, 1995, 1994, and 1993 are as follows:

                                           1995           1994            1993
                                           ----           ----            ----
(Increase) decrease in accounts
     receivable                        ($5,280,000)   $   316,000    $   856,000
(Increase) decrease in other current
    and non-current assets                (208,000)      (509,000)       669,000
Increase (decrease) in accounts
    payable and accrued expenses         2,880,000     (3,338,000)     8,146,000
                                       -----------    -----------    -----------
                                       ($2,608,000)   ($3,531,000)   $ 9,671,000
                                       ===========    ===========    ===========

                                        14